

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via E-mail
Mark D. Klein
Chairman, President and Chief Executive Officer
57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re: 57th Street General Acquisition Corp.**
> **Amendment No. 5 to Schedule TO-I**
> **Filed April 18, 2011**
> **File No. 005-85485**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibit 99(a)(1)(O) – Third Amended and Restated Offer to Purchase dated April 18, 2011

Summary Term Sheet and Questions and Answers, page 1

General, page 1

Why is the Offer for 1,803,607 Common Shares?, page 2

1. We note your response to comment 8 in our letter dated April 15, 2011. We also note that based on the $54,498,401 in the Trust Account and the $212,000 in cash and cash equivalents, you should have $18,031,471 remaining, after payment of the Cash Consideration and deal expenses and reservation for the working capital condition, to tender for approximately 1,806,760 Common Shares, assuming a Purchase Price of $9.98 per share. Please disclose why you have decided not to tender for such amount. Please also revise throughout the Offer to Purchase to state that you will have "approximately" $18,000,000 to purchase Common Shares in the Offer.

Risk Factors, page 19

Risks Related to the Transaction, page 31

Following the consummation of the Merger, page 31

2. We note your response to comment 20 in our letter dated April 15, 2011. Please disclose in this risk factor that your ability to pay dividends, pay expenses and meet your other obligations may also be limited by the requirement in the Third Amended & Restated LLC Agreement that any distribution to you for the foregoing purposes also requires a pro-rata distribution to the Members, by virtue of their ownership of the New Crumbs Class B Exchangeable Units. You may include a cross-reference to the appropriate section of the Offer to Purchase to disclose exceptions to the foregoing requirements.

The Transaction, page 43

3. In the paragraph preceding the table on page 48, please revise the language cautioning investors not to rely on the projections "for any reason" to eliminate the implication that you are not responsible for the accuracy of the information in your filing. We would not object if you state that you do not assume responsibility if future results are different from those forecast.

Price Range of Securities and Dividends, page 110

Dividends, page 110

4. Please consolidate the discussion in this subsection and in "—Crumbs—Dividend Policy of 57th Street Following the Transaction," as they address the same issue. Please also disclose, if correct, that any distribution to you from Crumbs Holdings LLC for the purposes of payment of a cash dividend on your common stock requires a pro-rata distribution to the Members, as holders of the New Crumbs Class B Exchangeable Units and even though such Members may not own your common stock, due the requirements of the Third Amended & Restated LLC Agreement. Please also include a cross-reference to the second risk factor in "Risk Factors—Risks Related to the Transaction," as such risk factor has been revised to address comment 2, to disclose how the Third Amended & Restated LLC Agreement may limit your ability to pay dividends on your common stock. See Item 201(c)(1) of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 146

5. We note your response to comment 38 in our letter dated April 15, 2011. However, we were not able to locate where you clearly disclosed the 3,700,000 Insider Warrants exchanged for 370,000 Insider Shares was not included or related disclosure of the terms and impact of the exchange. We note the exchange has the effect of decreasing pro

forma EPS by $0.01 per share assuming the maximum allowable shares are tendered.
Please explain or revise.

6. We note your response to comment 39 in our letter dated April 15, 2011. Please provide
    a comprehensive detailed analysis for us to evaluate whether you have overcome the
    presumption that the earn-out consideration is not compensatory. Your response should
    include the following information:

    *   The name of each individual and/or entity receiving the earn-out shares
    *   The nature of services to be performed by each individual during the earn-out period
    *   Whether or not the shares are contingent upon continued services as it relates to each
        individual receiving the earn-out shares
    *   The material terms of employment agreements of each individual
    *   Each individuals past involvement/role with Crumbs and future involvement
    *   The material terms of the earn-out arrangement for each individual/entity
    *   How were the number of earn-out shares to be issued determined for each recipient
    *   For those individuals who have in the past or are expected to perform a service in the
        future (including for example guarantees provided or financing) please tell us how
        you have considered applicable GAAP literature dealing with compensation
        arrangements.

Unaudited Pro Forma Consolidated Balance Sheet, page 150

7. We note the disclosure in footnote (15) that you are required to maintain a minimum of
    $14,898,000 in cash and cash equivalents per the Business Combination Agreement. We
    also note that Section 6.1(b) of the Business Combination Agreement, as amended,
    requires $14,000,000 to be available for working capital needs. Please explain to us why
    the disclosure in footnote (15) does not match the minimum working capital amount
    required by Section 6.1(b) of the Business Combination Agreement, as amended.

Beneficial Ownership of 57th Street Securities, page 156

Voting Interest Following the Transaction, page 160

8. We note your response to comment 52 to our letter dated April 15, 2011, but the number
    of Liquidity Shares issued, as disclosed in the fourth and fifth tables, for all amounts
    tendered, except for 927,571; 1,036,697; and 1,803,607 Common Shares, still does not
    appear to be accurate. Please provide us with your calculations to show how you
    determined such numbers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
         Ellenoff Grossman & Schole LLP